755 PAGE MILL ROAD PALO ALTO CALIFORNIA 94304-1018 TELEPHONE: 650.813.5600 FACSIMILE: 650.494.0792 WWW.MOFO.COM	MORRISON FOERSTER LLP BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer’s Direct Contact
+1 (650) 813-5640
January 18, 2018

Privileged and Confidential
FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Chris Edwards / Erin Jaskot – Legal
Christine Torney / Jim Rosenberg – Accounting

Re:	Menlo Therapeutics Inc.
Stock-Based Compensation
Registration Statement on Form S-1 (File No. 333-222324)
Ladies and Gentlemen:
On behalf of our client, Menlo Therapeutics Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 16, 2018 (the “January 16 Letter”) in connection with the Company’s prior correspondence with the Staff dated December 28, 2017 (the “December 28 Letter”). For reference purposes, the comments contained in the Staff’s letter dated January 16, 2018 are reproduced below in bold type and the corresponding response is shown below the comment.
The purpose of this Letter is to provide supplemental information to the Staff in respect to the accounting treatment for stock-based compensation for its consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus as promptly as practicable after filing an amendment to the Registration Statement. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in the letter.

*Confidential Treatment Requested by Menlo Therapeutics Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Common Stock Valuation
Response to Comment 8 from November 27, 2017 Comment Letter, page 1-8

1.
Please bridge, on a pre-reverse split basis, price increases from your September 30, 2017 estimated fair value per share of $2.60 to the $3.40 per share used for the October 25, 2017 options and to the $4.56 per share used for the November 30, 2017 options. In your response, explain any significant events that occurred in the Company’s operations between these dates, and what objective and subjective factors were considered to determine the October and November 2017 valuations, as applicable, similar to those in your response to arrive at the September 30, 2017 $2.60 per share valuation.

Response to Comment 4:
In determining the fair value of its common stock as of September 30, October 25 and November 30, 2017, the Company’s board of directors considered various objective and subjective factors including:

•	the continued lack of liquidity of the Company’s common stock as a private company;

•	the rights, preferences and privileges of the Company’s preferred stock as compared to those of the Company’s common stock, including the liquidation preferences of the Company’s preferred stock; and

•
the likelihood of achieving a liquidity event for holders of the Company’s common stock, such as an IPO or sale of the Company, given the Company’s early stage of development and prevailing market conditions.

Discussion of September 30, 2017 Valuation
In connection with preparing for a proposed IPO and the preparation of the Company’s financial statements to be included in the registration statement and prospectus, the Company completed a valuation of its common stock as of September 30, 2017 and determined the fair value of its common stock to be $2.60 per share (the “Estimated Fair Value Per Share”). This determination was based in part on a third-party valuation conducted as of September 30, 2017 (the “September 30 Valuation”) utilizing the PWERM/Hybrid Method. For purposes of the September 30 Valuation, the Company anticipated a relatively substantial probability of an IPO event to occur in early 2018. However, the likelihood of the Company consummating an IPO in the near-term was not certain, and due to market uncertainty and various strategic business factors, the Company also considered a longer term liquidity scenario following a cash infusion. Ultimately, the Company determined the Estimated Fair Value assuming six (6) potential future events:
(i) an initial public offering in early 2018 based on the initiation of a Phase 3 prurigo nodularis trial (the “IPO (Q1 2018)”);
(ii) an initial public offering during the third quarter of 2018 of based on positive results from the Company’s Phase 2 atopic dermatitis trial (the “IPO (Q3 2018)”);
___________________
1 Note that the per share numbers in response to this comment do not give effect to the Company’s reverse stock split.

*Confidential Treatment Requested by Menlo Therapeutics Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

(iii) an acquisition during the third quarter of 2018 based on positive results from a Phase 2 atopic dermatitis trial (the “M&A (Q3 2018)”);
(iv) if the results from the Phase 2 atopic dermatitis trial were negative in the second quarter of 2018, and the results of one trial for either psoriasis or cough were positive in the fourth quarter 2018, then an IPO in the first quarter of 2019 (the “IPO (Q2 2019) Low”)
(v) if the results from the Phase 2 atopic dermatitis trial were negative in the second quarter of 2018, and the results of both trials for psoriasis and cough were positive in the fourth quarter 2018, then an IPO in the first quarter of 2019 (the “IPO (Q2 2019) High”); and
(vi) if the results from the Phase 2 atopic dermatitis trial were negative in the second quarter of 2018, and the results of both the psoriasis and cough trials were negative in the fourth quarter of 2018, then a Series D Preferred Stock financing at a lower valuation than the most recent Series C Preferred Stock financing (i.e., a “down round”) to fund the Phase 3 prurigo nodularis trials to an NDA (the “Stay Private”) followed by an exit in the fourth quarter of 2020 (assuming a positive Phase 3 prurigo nodularis trial outcome and a subsequent liquidity event once the Company has submitted an NDA).
The six potential outcomes and associated probabilities as applied in the September 30 Valuation are depicted below:
[*****]

For each of these potential events, the Company estimated an enterprise value based on relevant market data and a related equity values given assumed future debt and cash balances at the time of the liquidity event, an equity value discounted to present value, a common stock per share value discounted to present value, and a probability weighting of the applicable liquidity event. The Company then calculated a probability-weighted common stock per share value discounted to present value. Next, the Company calculated a discount for lack of marketability (“DLOM”) for each potential future liquidity event, calculated the weighted-average DLOM, and then applied the weighted-average DLOM to the probability-weighted common stock per share value discounted to present value to arrive at the Estimated Fair Value Per Share. The following table sets forth the results of the PWERM/Hybrid Method used to determine the Estimated Fair Value Per Share (in millions, except per share data):

PWERM/HYBRID METHOD	IPO 1Q 2018	IPO 3Q 2018	M&A 3Q 2018	IPO 2Q 2019 Low	IPO 2Q 2019 High	Stay Private

Equity Value at Exit	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Present Equity Value	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Common Stock Per Share Value (PV)	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Probability Weighting	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Probability Weighted Present Equity Value	[*****]
Probability Weighted Common Stock Value before DLOM	[*****]
Weighted Average DLOM	[*****]
Estimated Fair Value Per Share	[*****]

*Confidential Treatment Requested by Menlo Therapeutics Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

To determine the equity values for the IPO (Q1 2018) and IPO (Q3 2018) scenarios, the Company utilized a blended valuation based on both (i) a range of pre-IPO equity values from an analysis of valuations of 52 comparably sized biotechnology companies that completed their respective IPOs between January 1, 2012 and September 30, 2017 and (ii) a market-based approach from an analysis of comparably sized publicly trading biotechnology companies in Phase 2/3 development. These two groups of comparable companies were then further segregated to a smaller subset of companies focused on psoriasis or other skin conditions or pain management indications and used as the basis for the blended valuation. The comparable companies included, among others: Kythera Biopharmaceuticals, Inc., Revance Therapeutics, Inc., Coherus Biosciences, Inc., Carbylan Therapeutics, Inc., KemPharm, Inc., Colegium Pharmaceutical, Inc., Aclaris Therapeutics, Inc., Axsome Therapeutics, Inc., Novan, Inc., and Sienna Biopharmaceuticals, Inc. The selected companies were chosen based on a comparable stage of development.
To determine the equity value for the M&A (Q3 2018) scenario, the Company derived a range of enterprise values from an analysis of the valuations of comparably sized biotechnology companies at the time of their acquisitions that occurred between December 31, 2013 and September 30, 2017. This group of acquisitions was then further segregated to a smaller subset of acquisitions of companies focused on psoriasis or other skin conditions or pain management indications, and companies which were in Phase 3 trials at the time of acquisition. These enterprise values ranged from $28.1 million to $2.0 billion, but in light of a majority of the acquired companies having multiple Phase 3 trials and/or a more robust pipeline of clinical trial based programs, the Company selected an equity value at the first quartile of these groups.
To determine the equity values for the IPO (Q2 2019 1 indication) and IPO (Q2 2019 2 indications), the Company again utilized a blended valuation based on both (i) a range of pre-IPO equity values from an analysis of valuations of 52 comparably sized biotechnology companies that completed their respective IPOs between January 1, 2012 and September 30, 2017 and (ii) a market-based approach from an analysis of comparably sized publicly trading biotechnology companies in Phase 2/3 development. For these later IPOs the Company utilized mean and between mean and third quartile indications to reflect that at an IPO in the second quarter of 2019, the Company would be at a similar stage of development to the selected companies.
To determine an equity value for the Stay-Private Scenario, the Company utilized a blended valuation based on both (i) a market-based approach from an analysis of comparably sized publicly trading biotechnology companies in Phase 3 development or with an NDA on file and (ii) the valuations of biotechnology companies in Phase 3 development or with an NDA on file at the time of their acquisitions that occurred between December 31, 2013 and September 30, 2017. The selected companies and acquisitions were chosen based on a comparable stage of development and were analyzed both in aggregate and in subgroups representing dermatology or pain focused indications. For this late-stage exit in the fourth quarter of 2020 the Company relied on median to third quartile valuation observations from the various groups. Due to the assumed later stage of the Company at this outcome event, the exit value is greater than in earlier outcome scenarios when the Company is at an earlier stage of development. This outcome also includes the proceeds and resulting securities of a hypothetical future round of equity which is used in this scenario to fund operations through an exit event in the fourth quarter of 2020.
The Company believes that the potential events used in the September 30 Valuation and the probability weighting of each event was reasonable and appropriate at the time, in light of the Company’s stage of development, including the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to initial public offerings, and the relative likelihood of achieving an event such as

*Confidential Treatment Requested by Menlo Therapeutics Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

an initial public offering or sale of the Company in light of prevailing market conditions. The timing of these future liquidity event scenarios was determined based primarily on input from the Company’s board of directors and management.
The Company also compared the fair value of common stock of $2.60 on September 30, 2017 to the $4.26 price per share paid by investors to purchase Series C convertible preferred stock in its most recent offering on July 28, 2017. Because of the liquidation, dividend rights, and other preferences of the preferred stock, the Company believes that a valuation of the common stock at 60% of the preferred stock issued 64 days before the valuation date is reasonable based on an allocation of the enterprise value to the classes of stock outstanding.
Discussion of Fourth Quarter 2017 Activities
During the fourth quarter of 2017, the most significant corporate events that occurred were related to decisions and activities regarding the Company’s initial public offering, as well as interactions with the FDA regarding Phase 3 development plans for serlopitant. The Company held an organizational meeting for the IPO with its bankers on October 6, 2017, and on October 30, 2017 the Company submitted its initial DRS to the Commission. On December 14, 2017, the Company also received feedback from “testing the waters” meetings conducted in late November and early December. This feedback increased the likelihood that the Company would be able to complete its initial public offering in early 2018. In addition, on December 18, 2017, the Company held a type C meeting with the FDA regarding the remaining open questions about the study design, particularly regarding the study population for the Phase 3 clinical trials of serlopitant in PN. Feedback from that meeting provided clarity around the Company’s Phase 3 program and plans for regulatory approval.
As a result of the foregoing, for the options granted between October 1, 2017 and December 31, 2017, the Company determined that, in retrospect, the valuation of the common stock increased compared to the valuation at September 30, 2017. Such determination was predominantly due to the increased likelihood of the initial public offering. The Company retroactively calculated an increase in the fair value of the common stock during the fourth quarter of 2017 using the revised assessment of the likelihood of an initial public offering occurring in the 1st quarter of 2018 as follows:

	IPO Likelihood	Fair Value of Common Stock before DLOM	Fair Value of Common Stock after DLOM	Valuation Basis
September 30, 2017	[*****]	[*****]	[*****]	Concurrent
October 25, 2017	[*****]	[*****]	[*****]	Retroactive
November 30, 2017	[*****]	[*****]	[*****]	Retroactive
January 24, 2018 (Preliminary estimated IPO effective date)	[*****]	[*****]	[*****]	Estimated Mid-Point of IPO Range
Note: At the time of an IPO, the Mid-Point of the IPO Range does not have a Discount for Lack of Marketability (DLOM) applied because it is assumed that after an IPO occurs, the common stock would be freely tradeable. This represents a significant difference between the IPO date valuation and the valuation calculations in prior periods in which the application of a DLOM has a material impact on the fair value of the common stock.
As set forth above, as of October 25, 2017, the Company had made progress towards completing an early 2018 IPO (as compared to September 30, 2017). In particular, the Company had selected a team of

*Confidential Treatment Requested by Menlo Therapeutics Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

underwriters and had held an organizational meeting. The probability of an early 2018 IPO was therefore deemed to be more likely than not, or 55%.
The Company has prepared retrospective valuation calculations as of the October 25, 2017 grant date using the same methodology as noted above for the September 30 valuation to determine the fair value of its common stock for purposes of determined stock based compensation under ASC 718 Stock Compensation. Utilizing this same methodology, updated market data, updated timing assumptions and the revised IPO probability of 55%, with associated proportional reduction in probability for all other exit scenarios, the Company determined that as of October 25, 2017, the probabilities, exit values and concluded common stock value under the various scenarios under a PWERM/Hybrid Method were as follows:

PWERM/HYBRID METHOD	IPO 1Q 2018	IPO 3Q 2018	M&A 3Q 2018	IPO 2Q 2019 Low	IPO 2Q 2019 High	Stay Private

Equity Value at Exit	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Present Equity Value	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Common Stock Per Share Value	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Probability Weighting	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Probability Weighted Present Equity Value	[*****]
Probability Weighted Common Stock Value before DLOM	[*****]
Weighted Average DLOM	[*****]
Estimated Fair Value per Share	[*****]
As of November 30, 2017, the Company had made additional progress towards an early 2018 IPO. In particular, on October 30, 2017 the Company filed its confidential DRS Registration Statement with the Commission and on November 27, 2017 the first SEC comment letter was received. Moreover, on November 27 the Company’s key executives initiated a series of “testing the waters” meetings in preparation for the IPO. The probability of an early 2018 IPO was therefore increased to 70.00%.
The Company has prepared retrospective valuation calculations as of the November 30, 2017 grant date using the same methodology as noted above for the September 30 valuation to determine the fair value of its common stock for purposes of determining stock based compensation under ASC 718 Stock Compensation. The Company utilized the same methodology, but used updated market data, updated timing assumptions and the revised IPO probability of 70%, with associated proportional reduction in probability for all other exit scenarios in the November 30 calculations. Moreover, the valuation of a single company similar comparable was given additional weight as it was considered a strong comparison for the IPO exits. The Company also incorporated revised long-range forecasts into the model. The Company determined in retrospect that as of November 30, 2017 the probabilities, exit values and concluded common stock value using the PWERM/Hybrid Method under the various scenarios were as follows:

*Confidential Treatment Requested by Menlo Therapeutics Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

PWERM/HYBRID METHOD	IPO 1Q 2018	IPO 3Q 2018	M&A 3Q 2018	IPO 2Q 2019 Low	IPO 2Q 2019 High	Stay Private

Equity Value at Exit	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Present Equity Value	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Common Stock Per Share Value	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Probability Weighting	[*****]	[*****]	[*****]	[*****]	[*****]	[*****]
Probability Weighted Present Equity Value	[*****]
Probability Weighted Common Stock Value before DLOM	[*****]
Weighted Average DLOM	[*****]
Estimated Fair Value per Share	[*****]
Accordingly, the Company has applied a retrospective value of [*****] and [*****] to the options granted on October 25, 2017 and November 30, 2017, respectively for purposes of calculating stock based compensation expense under ASC 718 Stock Compensation.
Comparison of IPO Price Range and Estimated Fair Value
The Company is in the middle of its IPO process, and based on discussions with its bankers expects to go effective sometime in the last week of January 2018. Based on discussions with its bankers, the Company has filed a Registration Statement with the Commission with a Preliminary IPO Price Range of [*****] to [*****] (on a post-split basis a range of [*****] to [*****]). The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) an analysis of the valuation increases for comparable companies at the time of their IPO relative to the valuation in their most recent private financing; (b) a review of comparable company valuations at the time of their IPO; and (c) an analysis of the value of similar sized public companies. The following table summarizes the Company’s anticipated Pre-Offering Equity Values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range on a pre-reverse split basis) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	[*****]	[*****]	[*****]
Pre-Offering Equity Value per Share	[*****]	[*****]	[*****]
As noted above, the Company has determined the fair value of its common stock on a retrospective basis as of November 30, 2017 using a PWERM/Hybrid Method, which is approximately two months prior to the estimated effective date for its IPO in January 2018. As of the date of the valuation, there was still significant uncertainty as to when the Company would be able to complete an IPO, and the Company had allocated probabilities across multiple event types and timing horizons including an Early IPO in the first quarter of 2018 through a Late IPO in the second quarter of 2019 as well as the possibility of a longer stay-private strategy. In this valuation model, the most relevant scenario is the earliest IPO in the first quarter of 2018 with an estimated IPO equity value of [*****] million and a corresponding present equity value of [*****] million. After applying the percentage probabilities across the multiple potential outcomes, the probability weighted average estimated present equity value of the Company was [*****] million.

*Confidential Treatment Requested by Menlo Therapeutics Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

When comparing the difference between the earliest scenario Q1 2018 IPO and the probability weighted average estimated present equity value to the mid-point of the IPO Range of [*****] million, the Q1 2018 IPO equity value is 6% higher than the mid-point of the range and the probability weighted average estimated present equity value is 4% lower than the mid-point of the range. The primary factor that accounts for the difference in the Preliminary IPO Price Range over the estimated equity values is the difference in valuation methodology. In particular, because the PWERM/Hybrid Method utilizes a probability-weighted approach (as outlined above), the resulting Estimated Fair Value Per Share reflects the potential for alternative liquidity events occurring at different future dates, which inherently decreases the Estimated Fair Value Per Share due to the combination of (i) liquidity events other than the IPO scenarios, (ii) the discounting to present value for each of the future equity values at the liquidity event and (iii) the application of a discount for lack of marketability. Conversely, the Preliminary IPO Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary IPO Price Range was neither reduced by the expected future equity values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability.
On behalf of the Company and in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83), we request confidential treatment of the above materials. Please promptly inform the undersigned of any request for the above materials, or any part thereof, made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
Please feel free to contact me with any questions or comments that you may have regarding the foregoing.

Very truly yours,

/s/Stephen B. Thau

Stephen B. Thau

Enclosures

cc:	Steven L. Basta (Menlo Therapeutics, Inc.)
Alfredo B. D. Silva (Morrison & Foerster LLP)
Shannon E. Sibold (Morrison & Foerster LLP)
Mark V. Roeder (Latham & Watkins LLP)
Brian J. Cuneo (Latham & Watkins LLP)
Office of Freedom of Information and Privacy Act Operations

*Confidential Treatment Requested by Menlo Therapeutics Inc. The highlighted confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.